Mail Stop 4561

July 24, 2006

Mr. Robert K. Weiler
President and Chief Executive Officer
Phase Forward Incorporated
880 Winter Street
Waltham, Massachusetts   02451

      Re: **Phase Forward Incorporated**
              Form 10-K for the year ended December 31, 2005
              Filed March 13, 2006
              File No. 000-50839

Dear Mr. Weiler:

      We have reviewed your filing and have the following comment. Please be as detailed as necessary in your response to our comment. We have asked you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Note 9 – Commitments and Contingencies

Contingencies, page F-30

1. We note that you recorded $8.5 million as litigation settlement expense for the year ended December 31, 2005; however, you disclose on page F-30 that the $8.5 million payment was to settle the claim and also to obtain a perpetual, irrevocable, fully-paid, worldwide non-exclusive license to the patent on a going-forward basis that was the subject of the claim by Datasci. In this regard, it appears that you acquired a contract-based intangible asset. Please tell us what consideration you gave to allocating a portion of the payment amount to the license. Please see SFAS 142 for reference.

* * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

        You may contact Jessica Barberich at (202) 551-3782 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        Daniel Gordon
                                        Branch Chief